FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated January 9, 2017

TRANSLATION
Autonomous City of Buenos Aires, January 9, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Agreement among YPF S.A. ("YPF" or the "Company"), AES Uruguaiana Empreendimentos S.A. and Companhia de Gás do Estado do Rio Grande do Sul.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that connection, and pursuant to our previous communications dated May 24, 2013, December 23, 2015 and April 27, 2016, as well as the disclosures in the Company's Financial Statements, we report that, as a result of the legal and commercial complexities of the dispute between YPF S.A., AES Uruguaiana Empreendimentos S.A. and Companhia de Gás do Estado do Rio Grande do Sul, as well as the existence of litigation rights in different jurisdictions around the world (including the Republic of Argentina, the Eastern Republic of Uruguay and the United States of America), these companies entered into an agreement for the sole and total sum of US$60,000,000 through which, without recognizing facts or rights, AES Uruguaiana Empreendimentos S.A., Companhia de Gás do Estado do Rio Grande do Sul and YPF S.A. withdrew all claims that they had or could have had until this date, with the exception, in the case of YPF, of the appeals for annulment filed against the arbitral awards, which remain in full force and effect.

Yours faithfully,

Diego Celáa
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 9, 2017	By:	/s/ Diego Celáa
	Name: Title:	Diego Celáa Market Relations Officer